PETROBANK
ENERGY AND RESOURCES LTD.


06014540

82-34812

June 12, 2006


SEC MAIL
RECEIVED
PROCESSING
JUN 19 2006
WASH. D.C.
213
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

SUPPL

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

TMunzel

Tanya Munzel
for:

Corey C. Ruttan
Vice-President Finance


PROCESSED
JUN 22 2006
THOMSON
FINANCIAL

dlw 6/21

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK TO PRESENT AT CAPP'S 18TH ANNUAL OIL AND GAS SYMPOSIUM

Calgary, Alberta – June 9, 2006 - (TSX: PBG, PBG.NT.A, OSLO: PBG) Petrobank Energy and Resources Ltd. ("Petrobank") announces that John D. Wright, President and Chief Executive Officer will present at CAPP's 18th Annual Oil and Gas Investment Symposium, Calgary, Alberta, Canada. Petrobank's presentations will take place on June 12th and 13th, 2006 at 11:00 a.m. Mountain Time (1:00 p.m. Eastern Time). The presentation on June 12th will be available online via a live webcast. Please visit the Investor Relations section of our website at www.petrobank.com to view the live webcast.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit produces oil through two Incremental Production Contracts in Colombia and has finalized contracts on five new exploration blocks and five Technical Evaluation Areas covering a total of 2.5 million acres in the Llanos and Putumayo Basins. The Heavy Oil Business Unit owns 38,400 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and is constructing the WHITESANDS pilot project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400


PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBG